Exhibit 99.1

NYSE-A:ROY	NR 09-05
TSX:IRC	April 1, 2009

INTERNATIONAL ROYALTY

ACQUIRES ROYALTY ON LONG-LIFE JOHNSON CAMP

COPPER MINE, ARIZONA

DENVER, COLORADO – April 1, 2009 - International Royalty Corporation (NYSE-A: ROY, TSX: IRC) reports today that it has invested US$5.0 million in Nord Resources Corporation’s (“Nord”) producing Johnson Camp copper mine, located in Cochise County, Arizona, in exchange for a 2.5% NSR royalty on the project.  At a copper price of US$1.80 per pound and assuming 25 million pounds of annual production, the royalty should generate revenue in excess of US$1.1 million per year.

Nord commenced mining of new copper ore at the Johnson Camp mine in February of 2009 and expects to ramp-up to an average annual production rate of 25 million pounds of copper by this spring.  The mine is projected to have a life of 16 years based upon current Proven and Probable Reserves of 73.4 million tons grading 0.335% copper for total contained copper of 492 million pounds(1).

Beginning after January 1, 2010, the royalty rate for any given year can be adjusted slightly upward if certain annual production targets are not met, and downward if excess production allows previous short-falls to be recovered.  However, the cumulative rate on copper production can never fall below 2.5%.  The royalty rate on any metals other than copper can be reduced to 1.25% if cumulative copper production from the mine exceeds 250 million pounds within twelve years.

This press release has been reviewed by Nick Michael of SRK Consulting, a qualified person for the purposes of National Instrument 43-101.

References

(1)

Johnson Camp Mine Project Feasibility Study dated September 2007.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral-royalty company. IRC holds more than 85 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project in Chile, a 1.5% NSR on the Las Cruces copper project in Spain and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the NYSE Amex (NYSE-A:ROY).

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

For further information please contact:
Jack Perkins, Director of Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.
Barbara Komorowski : bkomorowski@renmarkfinancial.com
Tel.: 514 939-3989

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this document are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, and specifically include but are not limited to IRC’s expectations as to copper production levels at the Johnson Camp mine and expected royalty revenue.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, “believes” or variations of such words and phrases, or words that state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the prices of the underlying commodities in IRC’s portfolio and the ability of the mine operators to finance and successfully place their projects into production.  IRC’s forward-looking statements in this document regarding the anticipated production at the Johnson Camp mine are based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by the project operator in the public domain, and their ability to finance, construct and successfully operate the Johnson Camp property.  The forward-looking statements included in this document represent IRC’s views as of the date of this document and subsequent events and developments may cause IRC’s views to change. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this document. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Accordingly, readers should not place undue reliance on any forward-looking statements.